TABLE OF CONTENTS

Filed pursuant to Rule 424 (b)(3)
File No. 333-85908

PROSPECTUS

WILD OATS MARKETS, INC.

123,153 SHARES OF COMMON STOCK

This prospectus covers the offer and sale by the selling stockholders listed on page 9 of up to 123,153 shares of common stock, $.001 par value, of Wild Oats Markets, Inc.

The selling stockholders are "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with their sale of our common stock under this prospectus.

Our common stock is quoted on Nasdaq National Market under the symbol "OATS." On April 8, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $9.20 per share.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 24, 2002.

TABLE OF CONTENTS

Wild Oats Markets

Risk Factors

Special Note Regarding Forward-Looking Information

Use of Proceeds

Selling Stockholders

Plan of Distribution

Legal Matters

Experts

Where You Can Find More Information

WILD OATS MARKETS

Wild Oats Markets, Inc. is one of the largest natural foods supermarket chains in North America. As of March 1, 2002, we operated 102 natural foods stores, including two small vitamin stores, in 23 states and British Columbia, Canada under several names, including:

    Wild Oats Natural Marketplace (nationwide)
    Henry's Marketplace (San Diego and Orange County, CA)
    Nature's - A Wild Oats Market (metropolitan Portland, OR)
    Sun Harvest Farms (TX)
    Capers Community Market (British Columbia, Canada)

We are dedicated to providing a broad selection of high-quality natural, organic and gourmet foods and related products at competitive prices in an inviting and educational store environment emphasizing customer service. Our stores range in size from 2,700 to 45,000 gross square feet and feature natural alternatives for virtually every product category found in conventional supermarkets. We provide our customers with a one-stop, full-service shopping alternative to both conventional supermarkets and traditional health food stores. We believe we have developed a differentiated concept that appeals to a broader, more mainstream customer base than the traditional natural foods store. Our comprehensive selection of natural health foods products appeals to health-conscious shoppers while we also offer virtually every product category found in a conventional supermarket, including grocery, produce, meat, poultry, seafood, dairy, frozen, food service, bakery, vitamins and supplements, health and body care and household items.

Retail sales of natural products have grown from $7.6 billion in 1994 to $24.6 billion in fiscal 2000, a 21.6% compound annual growth rate, and total sales of natural products (including over the internet, by practitioners, by multi-level marketers and through mail order) reached $32.1 billion in fiscal 2000, according to the Natural Foods Merchandiser. Sales growth in the traditional grocery industry has remained relatively flat over the same period. We believe that this growth reflects a broadening of the natural products consumer base, which is being propelled by several factors, including healthier eating patterns, increasing concern regarding food purity and safety and greater environmental awareness. Our unique positioning, coupled with industry data that states that the natural products industry comprises less than 5% of the total grocery industry, offers significant potential for us to continue to expand our customer base.

Our sales grew from $838.1 million during fiscal 2000 to $893.2 million during fiscal 2001, an increase of 6.6%, due largely to improvements in merchandising, marketing and operations in our stores and the opening of four new stores. We also believe that sales increases, in the face of a number of store closures and sales, resulted from the implementation in 44 of our natural foods supermarket format stores of certain new strategic initiatives. These include strategic banner consolidation to build brand equity, and marketing, merchandising and pricing initiatives as part of our Fresh Look program. The Fresh Look program was tested in our Colorado stores on a modified format in July of 2001, and rolled out to 44 stores in phases during September, October and November of 2001. The Fresh Look program includes price reductions on up to 2,500 items per store, increased marketing through the introduction of a weekly, eight-page flyer that is distributed to a broader range of potential customers, and operational modifications in the stores, including product reorganization, department reorganization within the store, modification of product mix and increased labor staffing.

We added 4, 13, 25, 16 and 14 new and acquired stores to our store base in fiscal years 2001, 2000, 1999, 1998 and 1997, respectively. As a result of our aggressive growth over the last five years, we have increased our penetration of existing markets, entered new geographic markets and created a stronger platform for future growth. We believe our growth has resulted in operating efficiencies created by:

    warehousing, distribution and administrative economies of scale improved volume purchasing discounts
    coordinated merchandising and marketing strategies

Our aggressive growth has also resulted in operations and acquisition integration difficulties that had a negative impact on our overall operating results in fiscal 2001.

At the end of fiscal 2001, we had 107 stores located in 23 states and Canada, as compared to 106 stores in 22 states and Canada as of the end of fiscal 2000. A summary of store openings, acquisitions, closures and sales is as follows:

	TOTAL STORE COUNT
	Fiscal Year Ending		Period Ending March 1,
	2000	2001	2002

Store count at beginning of period	110	106	107
Stores opened	14	4
Stores acquired	2
Stores closed	(17)	(1)	(2)
Stores sold	(3)	(2)	(3)

Store count at end of period	106	107	102

As part of our strategic repositioning announced in the second and fourth quarters of fiscal 2000, we identified 22 natural foods stores for closure or sale due to weak performance. In fiscal 2000, we closed 10 and sold three of those identified stores. In the second quarter of fiscal 2001, as part of additional evaluation of our operations by new management, we identified an additional three stores for closure in fiscal 2001; in the fourth quarter of fiscal 2001, we extended our evaluation and identified an additional three stores for closure in fiscal 2001 and 2002. To date, we have closed three of the identified stores, terminated our lease-related obligations as to two of the identified locations and sold five of the identified stores, four in related transactions. One store remains to be closed or sold in fiscal 2002. We also closed two small vitamin stores in the second and third quarters of fiscal 2000. Due to a change in estimates related to changes in facts and circumstances during the fourth quarter of fiscal 2001, we decided to continue to operate four stores previously identified for closure or sale. A summary of restructuring activity by store count is as follows:

RESTRUCTURING STORE COUNT
Fiscal Year Ending		Period Ending March 1,
2000	2001	2002

Stores remaining at commencement of period
	9	6
Stores identified in fiscal 2000 for closure or sale
22
Stores identified in fiscal 2001 for closure or sale
	6
Identified stores closed or abandoned
(10)	(3)	(2)
Identified stores sold
(3)	(2)	(3)
Reversal of stores identified for closure or sale
	(4)
Identified stores remaining at period end
9	6	1

We are a Delaware corporation and our executive offices are located at 3375 Mitchell Lane, Boulder, Colorado 80301, and our telephone number is (303) 440-5220.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this prospectus, before making an investment decision. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business may suffer, the trading price of common stock could decline, and you may lose all or part of your investment.

Our quarterly financial results and our stock price may fluctuate significantly

Our quarterly results of operations may differ materially from quarter to quarter for a variety of reasons, including the timing and success of new store openings, overall store performance, changes in the economy, seasonality and the timing of holidays, significant increases or decreases in prices for or availability of goods and services, competitive pressure and labor disturbances, as well as other factors mentioned in this section.

Our stock price has been and continues to be fairly volatile. Our stock price is affected by our quarterly and year-end results, results of our major competitors and suppliers, general market and economic conditions and publicity about us, our competitors, our vendors or our industry. Volatility in our stock price may affect our future ability to raise proceeds from equity financings, renegotiate our existing credit agreement or enter into a new borrowing relationship, or affect our ability to obtain new store sites on favorable economic terms.

Our past comparable store sales may not be indicative of future comparable store sales

A variety of factors affect our comparable store sales results, including, among others:

  the opening of stores by us or by our competitors in markets where we have existing stores;
  the relative proportion of new stores to mature stores;
  store remodels;
  the timing of promotional events;
  our ability to follow our operating plans effectively;
  changes in consumer preferences for natural foods products; and
  general economic conditions.

Past increases in comparable store sales may not reflect future performance. Comparable store sales for any particular period may decrease in the future. Due to the factors listed above, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future financial performance. Fluctuations in our comparable store sales could cause the price of our common stock to fluctuate substantially.

Increased competition in the sale of natural foods products could reduce our profitability

Our competitors currently include other independent and multi-unit natural foods supermarkets, smaller traditional natural foods stores, conventional supermarkets and specialty grocery stores. We believe that our primary competitor is Whole Foods Market, Inc., a national natural foods supermarket chain based in Texas, which, as of September 30, 2001, had 126 stores and had annual sales of approximately $2.3 billion in its 2001 fiscal year. A number of other natural foods supermarkets offer a range of natural foods products similar to those we offer. While some competitors do not offer as full a range of products as we do, they do compete with us in some product categories.

Many of our competitors have been in business longer and have greater financial or marketing resources than we do. Our competitors also may be able to devote more funds and employees to securing suitable locations for new stores and to the sourcing, promotion and sale of their products. In addition, should any of our competitors reduce prices, we may be required to reduce prices to remain competitive, which could result in lower sales and profitability. As we open stores in new geographic markets, our success will depend in part on our ability to gain market share from established competitors. Traditional and specialty grocery stores are expanding the amount of natural foods they carry and market, and therefore they now compete directly with us for products, customers and locations. We expect competition from both new and existing competitors to increase in our markets and we may not be able to compete effectively in the future, which could adversely affect our profitability.

Economic conditions may affect us to a greater degree than our competitors

Downturns in general economic conditions in communities, states, regions or the nation as a whole can negatively affect our results of operations. While purchases of food generally do not decrease in a slower economy, consumers may choose less expensive alternative sources for food purchases. In addition, downturns in the economy make the disposition of excess properties, for which we continue to pay rent and other carrying costs, substantially more difficult as the markets become saturated with vacant space and market rents decrease.

Information picketing and other union activities may negatively affect our sales

From time to time, unions will attempt to organize employees or portions of the employee base at stores or our distribution or manufacturing facilities. Responses to organization attempts require substantial management and employee time and are disruptive to operations. In addition, from time to time certain of our stores may be subject to informational picketing by local trade unions, which can discourage customer traffic and lower sales volumes.

Loss of key personnel could disrupt our operations

We believe that our continued success will depend to a significant extent upon the leadership and performance of our key executive personnel, including:

  Perry D. Odak, our Chief Executive Officer and President;
  Stephen P. Kaczynski, our Senior Vice President of Merchandising; and
  Bruce Bowman, our Senior Vice President of Operations.

The loss of the services of these individuals or other of our key personnel could harm our operations. We do not maintain key person insurance on any of these personnel. Our continued success is also dependent upon our ability to attract and retain qualified executives to meet our future growth needs. We face intense competition for qualified executives, many of whom are subject to offers from competing employers. We may not be able to attract and retain key executive personnel as necessary to operate our business.

Disruptions of product supply could reduce store sales and profitability and disrupt our operations

Our business is dependent on our ability to buy products on a timely basis and at competitive prices from a small number of distributors and from a large number of relatively small vendors. We purchase 28.2% of our total goods from one distributor under an agreement that expires in August 2002. We are currently negotiating with that distributor and others for a new distribution agreement. We may experience significant disruption in our operations through shortages of goods and services if we change our distribution relationship. Any significant disruption in the supply of goods could have a material impact on our overall sales volume, cost of goods and our profitability. We may not be able to negotiate future supply agreements with this or other distributors on terms favorable to us, if at all. Even where we have access to alternative sources of supply, the failure of a vendor or distributor to meet our demands may temporarily disrupt store-level merchandise selection, resulting in reduced sales.

Changes in government regulation could increase our costs and harm our operating results

We are subject to many laws, regulations and ordinances at the local, state and national level and problems or failures to comply with these laws could negatively affect our store sales and operations, or could delay the opening of a new store. Such laws regulate our operations, including:

  health and sanitation standards;
  food labeling and handling requirements;
  employment and wage levels; and
  food and alcoholic beverage sales regulations.

For example, in the fall of 2002, the National Organic Standards, a comprehensive program of regulations governing the growing, production, handling and sale of goods advertised as "organic", will be fully implemented. We may experience a disruption in our product offerings if our suppliers are unable to comply with these standards. Additionally, over 17% of our total sales come from the sale of vitamins, supplements and herbal products and there have been many proposals for new laws on a national level to restrict sales of certain supplement products or to regulate information available to consumers regarding these products.

Modifications in existing laws and the implementation of new laws governing components of our business operations may be triggered by consumer and regulatory concerns regarding food safety issues, new technology or competitive pressures. Such modifications could require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any of these requirements could harm our sales volume, costs of goods and direct store expenses. In addition, from time to time we are audited by various governmental agencies for compliance with existing laws, and we could be subject to fines or operational modifications as a result of noncompliance.

Our Fresh Look program may not be successful, which would harm our operating results

In 2001, we introduced our Fresh Look program in 44 of our natural supermarket stores, and as part of such program reduced everyday prices on up to 2,500 items per store and implemented a weekly flyer program, with an expanded selection of sale items. Our Fresh Look program may not be successful, in which case we will experience an increase in costs and a decrease in gross margins without a corresponding increase in gross sales. For example, after analysis of results from the Fresh Look stores and additional customer research, we determined that some pricing reductions on certain items were overly aggressive, resulting in greater margin erosion without corresponding customer recognition and item movement, and we are evaluating a modest price increase on selected products.

Successfully opening and operating new stores is a critical component of our growth strategy

We have grown considerably in size and geographic scope since 1992. Between 1997 and 2001, we added 72 new and acquired stores to our store base. We plan to continue growing, primarily through the opening of new stores. If we are unable to successfully open and operate new stores our growth strategy will be restricted and our operating results will be harmed. We are currently restricted by our bank covenants in the number of new leases we can sign and the amount of aggregate new store capital expenditures we can make; however, the bank covenants allow us to add additional leases and make additional capital expenditures if we are successful in raising $30.0 million or more in new equity financings. Our ability to successfully open and operate new stores depends on many factors, including our ability to:

    raise sufficient equity financing to allow us execute new leases and spend additional capital in accordance with the terms of our current bank covenants;
    hire and train new personnel, including administrative and accounting personnel, departmental, regional and store managers, store employees and other personnel in our corporate organization;
    expand into areas of the country where we have no operating experience;
    identify areas of the country that meet our criteria for new store sites;
    locate suitable store sites and negotiate acceptable lease terms;
    obtain governmental and other third party consents, permits and licenses needed to operate new stores;
    integrate new stores into our existing operations;
    expand our existing systems or acquire and implement new systems, including information systems, hardware and software, and distribution infrastructure, to include new relocated and acquired stores; and
    obtain adequate funding for operations.

New stores build their sales volumes and refine their merchandise selection gradually and, as a result, generally have lower gross margins and higher operating expenses as a percentage of sales than more mature stores. We anticipate that the stores we opened in 2001 will experience operating losses for the first six to 12 months of operation, in accordance with historical trends; however, given the continued weakening of the U.S. economy in the wake of the events of September 11, 2001, operating losses may be extended for additional periods of time. Additionally, we incur significant pre-opening expenses and, as a result, the opening of a significant number of new stores in a single period will negatively affect our operating results.

We may grow our business through the acquisition of other stores, which we may be unable to successfully accomplish

We will continue to consider acquisitions of natural foods retailers where attractive opportunities exist. Acquisitions of operating stores involve risks which could have a negative effect on our business and financial results such as:

    short-term declines in our reported operating results;
    diversion of management's attention;
    unanticipated problems or legal liabilities;
    inclusion of incompatible operations, particularly management information systems; and
    inexperience in operating different store formats.

Further, acquired stores, while generally profitable as of the acquisition date, generate lower gross margins and store contribution margins than our company average due to their substantially lower volume purchasing discounts and the integration of the acquired stores into our operating systems. Over time, we expect the gross margin and store contribution margin of acquired stores to approach our company average. Other factors that could cause acquired stores to perform at lower-than-expected levels include, among other things, difficulties in integrating existing employees, turnover of regional and store management, disruption of advertising, changes in product mix and delays in the integration of purchasing programs.

Our remodeling efforts may cause an extended reduction in the sales volumes of our remodeled stores

We completed the remodeling of 15 of our older stores in 2001, and remerchandised a number of our stores in the second, third and fourth quarters of 2001, with the goal of eliminating slower-selling products, reducing excess SKU counts in certain categories of products, and giving greater emphasis to produce, meat and seafood and grocery departments. Remodels and remerchandising typically cause short-term disruption in sales volume and related increases in certain expenses as a percentage of sales, such as payroll. Current and future remodeled or remerchandised stores may experience sales disruptions and the related impact on earnings to a greater degree than we have projected.

Our strategy of clustering stores may cause an extended decrease in sales of clustered stores

As part of our growth strategy, we strive to locate stores in clusters in select regional markets to increase overall sales, reduce operating costs and increase customer awareness. Our comparable store sales results have been negatively affected in the past by, among other factors, planned cannibalization, which is the loss of sales at an existing store when we open a new store nearby, resulting from the implementation of our store clustering strategy. Some new stores opened in the past two years have caused a greater degree of cannibalization than previously expected, and we currently believe that the store contribution margins at the older, affected stores in these regions will not rebound to their prior levels. In other existing markets, the sales and operating results trends for other stores may continue to experience temporary declines related to the clustering of stores. We are currently reevaluating our clustering strategy in response to greater-than-expected sales cannibalization in certain existing markets where we opened new stores.

Our growth strategy has, and will continue to, place a significant strain on our management

Although we believe that we have the management, operational and information systems, distribution infrastructure and other resources required to implement our growth strategy, we may not be able to execute our new store expansion plans within the expected time frame. Our continued growth may place a significant strain on our management, our ability to distribute products to our stores, working capital, and financial and management control systems. In order for us to manage our expanding store base successfully, our management will be required to anticipate the changing demands of our growing operations and to adapt systems and procedures accordingly. If we are not able to do so, our business, sales and overall profitability will be materially and negatively affected.

Our growth strategy will be harmed if capital resources are not available

The construction or acquisition of new stores, remodeling of existing stores, as well as completion of capital purchases of new technology systems required for efficient operation of our business require substantial capital expenditures. In the past, our capital expenditures have been funded by cash generated from operations, bank debt and equity financing proceeds. These sources of capital may not be available to us in the future; in addition, our existing credit agreement contains limitations on our ability to execute new leases and make capital expenditures that may constrain future growth without additional equity financings.

We are currently seeking to raise approximately $30.0 million to $50.0 million in a private placement of our equity securities to provide us with additional liquidity. We may not be able to complete this transaction on terms favorable to us, if at all, in which case our growth strategy may be restricted and our financial results would be negatively affected.

We do not intend to pay cash dividends for the foreseeable future

We have never paid cash dividends on shares of our common stock. We do not intend to pay cash dividends in the foreseeable future. Our credit facilities contain various financial covenants which restrict, among other things, our ability to pay cash dividends.

Legal proceedings could materially impact our results

From time to time we are party to legal proceedings including matters involving personnel and employment issues, distribution relationships, real estate leases, and other proceedings arising in the ordinary course of business. Although not currently anticipated by management, our operating results could be harmed by the decisions and expenses related to such proceedings.

We may be subject to product liability claims if people are harmed by the products we sell

There is increasing governmental scrutiny of and public awareness regarding food safety. We believe that many customers choose to shop at our stores because of their interest in health, nutrition and food safety. We believe that our customers hold us to a higher standard than conventional supermarkets. The real or perceived sale of contaminated food products by us could result in decreased sales and product liability claims, which would harm our operating results.

Information system upgrades or integrations may disrupt our operations or financial reporting

We continually evaluate and upgrade our management information systems. We have completed a number of acquisitions in recent years, and the information systems of some of the acquired operations have not been fully integrated with our information systems. Although we do not anticipate any disruption in our operations or financial reporting as a result of system upgrades or system integrations, there can be no assurance that such disruption will not occur or that the desired benefits from the system upgrades will be realized.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In some cases, you can identify these forward-looking statements by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "could," "should" and "continue" and other similar words and expressions. Specifically, this prospectus contains forward-looking statements regarding:

    our plans to open, acquire, relocate or close additional stores;
    the anticipated performance of such stores;
    the impact of competition and current economic uncertainty;
    the sufficiency of funds to satisfy the our cash requirements through the remainder of fiscal 2002;
    our expectations for comparable store sales;
    our plans for redesigning our natural foods supermarket store format;
    the impact of changes resulting from implementation of our Fresh Look merchandising, advertising and pricing program;
    levels of cannibalization caused by clustering stores; and
    expected pre-opening expenses and capital expenditures;

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

    our ability to conclude a private placement of our stock;
    the timing and success of the implementation of the Fresh Look program;
    the timing and execution of new store openings, relocations, remodels, sales and closures;
    the impact of competition;
    changes in product supply or suppliers;
    changes in management information needs;
    changes in customer needs and expectations;
    governmental and regulatory actions;
    general industry or business trends or events;
    changes in economic or business conditions in general or affecting the natural foods industry in particular;
    competition for and the availability of sites for new stores and potential acquisition candidates; and
    other factors referenced in this prospectus.

You should also consider carefully the risk factors described on pages 3 through 7 of this prospectus, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements. We undertake no obligation to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results, except to the extent required by law.

USE OF PROCEEDS

The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. Accordingly, we will not receive any proceeds from the sale of the shares by the selling stockholders.

SELLING STOCKHOLDERS

This prospectus covers the offer and sale by the selling stockholders of up to 123,153 shares of common stock. The following table sets forth information regarding the beneficial ownership of our common stock as of April 4, 2002, and as adjusted to reflect the sale of common stock offered hereby, for each selling stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. Except as indicated by footnote, the entities named in the table below have sole voting and investment power with respect to the shares set forth opposite such entity's name.

Percentage ownership is based on 24,960,653 shares of common stock outstanding as of April 4, 2002.
Name	Shares Beneficially Owned Prior to Offering (1)		Shares Being Offered	Shares Beneficially Owned After Offering (1)(2)
	Number	Percent		Number	Percent
Michael C. Gilliland and Elizabeth C. Cook (2)	2,400,972	9.62%	123,153	2,277,819	9.13%

__________
  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon exercise of options currently exercisable, or exercisable within 60 days of the date of this Prospectus, are deemed outstanding for computing the percentage of the person holding such securities but are not outstanding for computing the percentage of any other person. Subject to community property laws where applicable, the persons named in the above table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
  Consists of 123,153 shares held by Michael C. Gilliland and Elizabeth C. Cook as tenants in common, 914,968 shares held by Mr. Gilliland, 4,185 shares subject to exercisable stock options by Mr. Gilliland, 318,543 shares held by Elizabeth C. Cook, 11,406 shares subject to exercisable stock options held by Ms. Cook, 14,625 shares held by the Michael C. Gilliland 1997 Charitable Remainder Trust, 14,625 shares held by the Elizabeth C. Cook 1997 Charitable Remainder Trust, 30,381 shares held by the Wild Oats Community Foundation, 15,970 shares held by the Ian Patrick Gilliland 1993 Trust, 15,969 shares held by the Stella Elizabeth Gilliland 1993 Trust and 937,147 shares held by the Gilliland/Cook Family Limited Liability Partnership. Mr. Gilliland disclaims beneficial ownership of the shares held by the trusts (other than the Michael C. Gilliland 1997 Charitable Remainder Trust), Ms. Cook, the Gilliland/Cook Family Limited Liability Partnership and the Wild Oats Community Foundation. Ms. Cook disclaims beneficial ownership of the shares held by the trusts (other than the Elizabeth C. Cook 1997 Charitable Remainder Trust), Mr. Gilliland, the Gilliland/Cook Family Limited Liability Partnership and the Wild Oats Community Foundation.

The shares of common stock represented hereby are being registered for resale by the selling stockholders pursuant to a settlement agreement entered into with the selling stockholders. We will pay the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and fees and disbursements of our counsel and independent public accountants in connection with this offering and we will effectively bear any underwriting discounts, selling commissions and similar expenses relating to the sale of the shares pursuant to the terms of the settlement agreement.

Mr. Gilliland and Ms. Cook founded Wild Oats in October 1987. Mr. Gilliland was our Chief Executive Officer from our inception through March 2001 and served on our Board of Directors from our inception until December 2001. Mr. Gilliland also served as our President and Chairman of the Board from inception until July 1996. Ms. Cook held various positions with Wild Oats between October 1987 and May 2001, including Secretary, General Counsel, Vice President and, most recently, Executive Vice President. Ms. Cook also served on our Board of Directors from our inception until December 2001.

PLAN OF DISTRIBUTION

The selling stockholders may offer and sell their shares from time to time, in their discretion, on one or more exchanges on which the shares are listed or quoted at the time of sale or in the over-the-counter market, at prices and terms then prevailing or at prices related to the then current market price. The selling stockholders are "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with the sale of shares offered by this prospectus.

The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale hereunder. The selling stockholders may effect these transactions by selling their shares to or through broker-dealers. The selling stockholders may sell their shares by one or more of the following methods:

    a block trade in which a broker or dealer will attempt to sell the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;
    purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;
    an exchange distribution in accordance with the rules of an exchanges; and
    ordinary brokerage transactions and transactions in which the broker solicits purchases.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales.

The selling stockholders may also offer to sell their shares in one or more underwritten offerings, on a firm commitment or best efforts basis. We will receive no proceeds from the sale of the selling stockholders' shares by the selling stockholders. The shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the selling stockholders or by agreement between a selling stockholder and its underwriters, dealers, brokers or agents.

To the extent required under the Securities Act, the aggregate amount of selling stockholders' shares being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders' shares, for whom they may act. In addition, sellers of selling stockholders' shares may be deemed to be underwriters under the Securities Act and any profits on the sale of selling stockholders' shares by them may be deemed to be discount commissions under the Securities Act. The selling stockholders may have other business relationships with Wild Oats and its subsidiaries or affiliates in the ordinary course of business.

We are bearing all costs relating to the registration of the shares (other than fees and expenses, if any, of counsel or other advisors to the selling stockholders) and we are effectively bearing any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares pursuant to the terms of the settlement agreement.

The selling stockholders and any other persons participating the sale or distribution of the shares offered by this prospectus will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or such other persons. Under these rules and regulations, the selling stockholders and such other persons:

    may not engage in any stabilization activity in connection with our shares of common stock;
    must furnish each broker which offers shares of our common stock covered by this prospectus with the number of copies of this prospectus and any prospectus supplement which are required by such broker; and
    may not bid for or purchase any of our shares of common stock or attempt to induce any person to purchase any of our shares of common stock other than as permitted under the Exchange Act.

These restrictions may affect the marketability of the shares of our common stock by the selling stockholders.

We have agreed to indemnify the selling stockholders in certain circumstances, against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon by Cooley Godward llp, Broomfield, Colorado.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 29, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The report of Ernst & Young LLP, independent accountants, on the financial statements of Sun Harvest Farms, Inc. as of September 28, 1999, December 29, 1998, December 30, 1997, and for the nine-month period ended September 28, 1999 and the fiscal years ended December 29, 1998, December 30, 1997, and December 31, 1996, which report appears in the Form 8-K of Wild Oats Markets, Inc. dated February 28, 2000 are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, these securities in any state where the offer or sale is prohibited. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock the selling stockholders are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information regarding our company and the common stock being offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information filed with the SEC, at the SEC's Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the shares covered by this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus:

  Our annual report on Form 10-K for the year ended December 29, 2001;
  Our current report on Form 8-K dated February 1, 2002; and
  The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on October 17, 1996.
  The description of the rights to purchase our Series A junior participating preferred stock set forth in our registration statement on Form 8-A, filed with the SEC on May 21, 1998.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Wild Oats Markets, Inc., Attention: Chief Financial Officer, 3375 Mitchell Lane, Boulder, Colorado 80301, telephone: (303) 440-5220.